Exhibit 99.1

CALENDAR OF CORPORATE EVENTS

Company Name	BRF — Brasil Foods S.A.
Head Office Address	Rua Jorge Tzachel, 475 — Bairro Fazenda 88301-140 — Itajaí - SC - Brazil
Website	www.brasilfoods.com
Investor Relations Director	Name: Leopoldo Saboya
E-mail: acoes@brasilfoods.com
Telephone(s): (5511) 3718-5345 / 5306 / 5465
Fax: (5511) 3718-5297
Investor Relation Manager	Name: Edina Biava
E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5345 / 5306 / 5465
Fax: (5511) 3718-5297
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico — São Paulo Diário Oficial do Estado — Santa Catarina Diário Catarinense — Santa Catarina

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2009.

EVENT	DATE
Release to Shareholders	02/26/2010
Publication in the newspaper	03/01/2010
Sending to BOVESPA	02/26/2010

Standardized Financial Statements — DFP, related to the period ended on December 31, 2009.

EVENT	DATE
Sending to BOVESPA	02/26/2010

Annual Financial Statements in international standards related to the period ended on December 31, 2009.

EVENT	DATE
Sending to BOVESPA	04/30/2010

Payment of dividends/interest on company capital related to the period ended on December 31, 2009.

			Value in R$/share
Payment	Event-Date	Amount (R$)	ON	Payment
Interest on shareholders equity	EMBD – Dec 17, 2009	100.000.000,00	0.22998523	02/26/2010

Formulário de Referência related to the period ended on December 31, 2009

EVENT	DATE
Sending to BOVESPA	05/28/2010

Quaterly Information — ITR - Portuguese

EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	05/12/2010
Related to 2nd quarter	07/30/2010
Related to 3rd quarter	10/29/2010

Quaterly Information in english

EVENT	DATE
Sending to SEC
Related to 1st quarter	05/12/2010
Related to 2nd quarter	07/30/2010
Related to 3rd quarter	10/29/2010

Ordinary General Meeting

EVENT	DATE
Publication of Call for Meeting	03/01/2010
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	02/26/2010
Date of Ordinary General Meeting	03/31/2010
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	03/31/2010
Sending of the minutes of Ordinary General Meeting to BOVESPA	03/31/2010

Extraordinary General Meeting Scheduled

EVENT	DATE
Publication of Call for Meeting	03/01/2010
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	02/26/2010
Date of Extraordinary General Meeting	03/31/2010
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	03/31/2010
Sending of the minutes of Extraordinary General Meeting to BOVESPA	03/31/2010

Analyst Meeting

EVENT	DATE
Date of Analyst Meeting, open to other interested parties	SP – December 9, 2010

Conference Call

EVENT	DATE
Conference Call 2009 Results.	03/01/2010
Conference Call 1Q10Results.	05/13/2010
Conference Call 2Q10 Results.	08/02/2010
Conference Call 3Q10 Results.	11/01/2010

Board Meetings already scheduled

EVENT	DATE
Monthly	Monthly